Filed by Galileo NewCo Limited pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. II (File No. 001-39444)

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies (“SPACs”) may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. dMY Technology Group Inc., II (the “Company” or “dMY”) has previously classified its private placement warrants and public warrants as equity (for a full description of the Company’s private placement warrants and public warrants (collectively, the “warrants”), refer to the registration statement on Form S-1 (File No.333-239508), filed in connection with the Company’s initial public offering, declared effective by the SEC on August 13, 2020). The Company is currently evaluating the SEC’s guidance in the Public Statement with respect to the Company’s accounting treatment of its warrants, and the Company expects that such guidance will result in the Company, as well as Genius Sports Limited following consummation of the business combination, classifying the warrants as a liability on the balance sheet. For additional information regarding the proposed business combination (the “Business Combination”) between the Company and Genius Sports Group Limited (“Genius”) pursuant to the Business Combination Agreement, dated October 27, 2020 (the “Business Combination Agreement”), please refer to the Company’s definitive proxy statement filed with the SEC on March 26, 2021.

Important Information about the Proposed Business Combination and Where to Find It

In connection with the Business Combination, dMY filed a definitive proxy statement (the “Proxy Statement”) with the SEC. dMY’s stockholders and other interested persons are advised to read the Proxy Statement and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about the parties to the Business Combination Agreement and the Business Combination. The Proxy Statement and other relevant materials for the Business Combination have been mailed to stockholders of dMY as of March 12, 2021, the record date for the Special Meeting. Stockholders may also obtain copies of the Proxy Statement and other documents filed with the SEC that have been incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi, Chief Executive Officer, niccolo@dmytechnology.com.

Participants in the Solicitation

dMY and its directors and executive officers may be deemed participants in the solicitation of proxies from dMY’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY is contained in the Proxy Statement and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to dMY Technology Group, Inc. II, 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Niccolo de Masi.

Genius’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of dMY in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the Proxy Statement referred to above for the Business Combination.

Cautionary Note Regarding Forward-Looking Statements

Statements included herein that express opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding the Company’s and Genius’ intentions, beliefs or current expectations concerning, among other things, the ability to close the Business Combination transaction with Genius, the benefits and synergies of the business combination transaction with Genius, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which Genius and its subsidiaries operates. The forward-looking statements contained in this report are based on the Company’s and Genius’ current expectations and beliefs concerning future developments and their potential effects on the

Business Combination with the Company and Genius. There can be no assurance that future developments affecting the Company and Genius will be those that the Company and Genius have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s and Genius’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to factors disclosed in this report and its exhibits and other factors beyond the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company and Genius will not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Before a stockholder grants his, her or its proxy or instructs how his, her or its vote should be cast or vote on the Business Combination transaction with Genius, he, she or it should be aware that the occurrence of the events described herein may adversely affect the Company, Genius and their respective shareholders.

No Offer or Solicitation

This material shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.